Exhibit 99.110

CannTrust Recreational Cannabis Brands Achieve Distribution Across Canada

CannTrust secures supply agreements in all Atlantic Provinces

VAUGHAN, ON, September 13, 2018 /CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada's leading licensed producers and most trusted brands of medical cannabis is also emerging as a leader within the adult-use recreational cannabis market. Today, CannTrust announced supply agreements with Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland. CannTrust has now achieved national distribution for its three recreational brands – liiv, Synr.g and Xscape – and has a long-term strategy to be a market share leader in the Canadian recreational space.

“We are pleased that all of the Atlantic provinces selected CannTrust as a trusted retail partner. Our portfolio strategy has been well received with provincial boards and has resulted in listings across all brands. The momentum will only grow as we begin to share our quality products with Canadians across the country in October,” says Brad Rogers, President, CannTrust.

Beginning October 17, Canadians from coast-to-coast will have access to CannTrust's quality, standardized cannabis products grown in the company’s Niagara, Ontario perpetual harvest facility, which is setting new industry standards for product excellence and cost effectiveness. CannTrust’s recreational brands will be available in a broad range of formats including dried flower, pre-rolled joints, oil and capsules.

CannTrust is investing in future innovation with significant investments and advances in nanotechnology that will enable the Company to produce cannabis-infused beverages that are neutral in taste, and clear as water. This proprietary technology will further accelerate CannTrust’s dominance in this emerging area within Canadian and global markets.

This week, CannTrust announced plans for an exclusive partnership with Breakthru Beverage Group – the largest Canadian beverage alcohol broker of premium spirits, wine and beer brands. Breakthru will establish a cannabis-focused sales brokerage company to represent CannTrust's specialty products to Canadian adult consumers.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing a standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry's broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

For more information, please visit: www.CannTrust.ca.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances, including those relating to: the completion of the Breakthru transaction and the timing, including the purchase of common shares, and the use of proceeds therefrom, as well as the resulting business relationship between Breakthru and CannTrust; and, future product offerings of CannTrust. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with: satisfaction of all closing conditions of the Breakthru transaction; general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact: Sybil Eastman at Strategic Objectives, Tel: (416) 366-7735 X254 | Email: sybil.eastman@strategicobjectives.com